Exhibit 99.19

YOU ARE STRONGLY URGED TO READ THE MANAGEMENT INFORMATION CIRCULAR DATED OCTOBER 31, 2012 THAT WAS MAILED TO SECURITYHOLDERS AND THE SCHEDULES ATTACHED THERETO, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

BRIDGEPORT VENTURES INC.

LETTER OF TRANSMITTAL
FOR REGISTERED HOLDERS OF BRIDGEPORT COMMON SHARES AND WARRANTS

Securityholders of Bridgeport Ventures Inc. (“Bridgeport”) whose common shares of Bridgeport (the “Common Shares”) and/or common share purchase warrants of Bridgeport (the “Warrants” and together with the Common Shares, the “Securities”) are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Securities as contemplated by this Letter of Transmittal and the Circular (as defined below).

This Letter of Transmittal is for use by the registered holders of Common Shares and Warrants in connection with:

  the proposed consolidation (the “Consolidation”) of the Common Shares on a four-for-one basis (i.e. one post-Consolidation Common Share for every four pre-Consolidation Common Shares);
  the proposed issuance of 0.375 of one common share purchase warrants of Bridgeport (each whole common share purchase warrant, an “Arrangement Warrant”) for each post-Consolidation Common Share held by holders of Common Shares; and
  the proposed adjustment of the Warrants to reflect the Consolidation and the issuance of the Arrangement Warrants (the “Warrant Adjustment”).

As described in the management information circular of Bridgeport dated October 31, 2012 (the “Circular”), in addition to the Consolidation, the issue of the Arrangement Warrants and the Warrant Adjustment, in conjunction with the arrangement (the “Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario) (the “OBCA”), providing for, among other things, the acquisition by Bridgeport of all of the issued and outstanding common shares of Premier Royalty Corporation, Bridgeport proposes to change its name (the “Name Change”) to “Premier Royalty Inc.”, or such other name as is acceptable to Premier Gold Mines Limited and the regulatory authorities. Securityholders are referred to the Circular, including the Schedules attached thereto, for additional information. Terms used but not defined in this Letter of Transmittal have the respective meanings set out in the Circular, including the Schedules attached thereto.

In order to receive post-Consolidation Common Shares and Arrangement Warrants, if a holder of Common Shares, or adjusted Warrants, if a holder of Warrants, each securityholder must submit this Letter of Transmittal, properly completed and duly executed and ensuring it is received, together with all other required documents, at the address set forth on the last page of this Letter of Transmittal after the Effective Date (as defined below) of the Arrangement.

The Consolidation and Name Change will be effective as at 12:01 a.m. (Toronto time) on the date shown on the Certificate of Arrangement issued under the OBCA giving effect to the Arrangement (the “Effective Date”).

Holders of Common Shares who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents will receive in exchange for their Common Shares one Premier Royalty Inc. common share for every four Common Shares held and 0.375 of an Arrangement Warrant for each Premier Royalty Inc. common share held.

Holders of Warrants who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents will receive in exchange for their Warrants one Premier Royalty Inc. common share purchase warrant for every four Warrants held, and such additional securities as set out in the Circular.

No certificate(s) for fractional Securities will be issued. Each fractional common share of Premier Royalty Inc., each fractional Arrangement Warrant, and each fractional adjusted Warrant will be rounded down to the nearest whole common share or warrant, as applicable, and no consideration shall be payable for any fraction of a common share or warrant.

Please read the Circular carefully, including the Schedules thereto, and the Instructions set out below before completing this Letter of Transmittal.

BRIDGEPORT VENTURES INC.

LETTER OF TRANSMITTAL

Certificate number	Name in which Securities are registered	Number of Common Shares shown on face of certificate	Number of Warrants shown on face of certificate

(Attach additional list if the space above is insufficient)

[ ]	Some or all of my Securities certificates have been lost, stolen or destroyed. Please review item 7 of the “Instructions” for the procedure to replace lost or destroyed certificates. (Check box if applicable.)

The Transfer Agent is hereby requested and authorized to issue new security certificates of Premier Royalty Inc. on the basis one post-Consolidation common share (a “Post-Consolidation Common Share”) for every four Common Shares and 0.375 of an Arrangement Warrant for each Premier Royalty Inc. common share held, and/or one Premier Royalty Inc. common share purchase warrant for every four Warrants and such additional securities as set out in the Circular, all as set out in the plan of arrangement in respect of the Arrangement.

AUTHORIZATION

The undersigned Bridgeport Securityholder, by execution of this Letter of Transmittal:

1)

represents and warrants that the undersigned is the legal owner of the above listed Securities and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to deliver such certificates;

2)	represents and warrants that the Securities listed above represent all of the Securities beneficially owned, directly or indirectly, by the undersigned;

3)	acknowledges receipt of the Circular;

4)	represents and warrants that the undersigned will not, prior to the Effective Time, transfer or permit to be transferred any of such Securities;

5)

directs the Depositary to issue or cause to be issued Premier Royalty common shares, Arrangement Warrants and adjusted Warrants, as applicable, to which the undersigned is entitled to receive on completion of the Arrangement in the name indicated below and to send the Premier Royalty common shares, Arrangement Warrants and adjusted Warrants, as applicable, to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under “Special Registration Instructions” or “Special Delivery Instructions” on the following page;

6)

covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing the Securities for certificate(s) representing Premier Royalty common shares, Arrangement Warrants and adjusted Warrants, as applicable, pursuant to the Arrangement;

7)

if a holder of Common Shares, covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the issue of certificate(s) representing the Arrangement Warrants; and

8)

acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned.

Non-registered holders of Securities should contact their nominees (i.e., broker, trust companies, banks or other registered holders) who hold their Securities certificates on their behalf to arrange for their exchange.

BRIDGEPORT SECURITYHOLDER SIGNATURE(S)

Signature guaranteed by (if required under item 4 of the instructions):	Dated: _____________________________, 20___

Authorized Signature of Guarantor	Signature of Securityholder or Authorized Representative
(see items 3 and 5 of the instructions)

Name of Guarantor (please print or type)	Address of Securityholder

Address of Guarantor (please print or type)
Telephone Number of Securityholder

Facsimile Number of Securityholder

Social Insurance Number, Business Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of Securityholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

BOX A	BOX B
SPECIAL REGISTRATION INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 2)	(See Instruction 2)

Issue the Premier Royalty Inc. common shares/warrants (including, if applicable, the Arrangement Warrants)	Deliver the Premier Royalty common shares/warrants (including, if applicable, the Arrangement Warrants).

In the name of	In the name of
(please print)	(please print)

Address:	Address:
(include postal or zip code)	(include postal or zip code)

BOX C HOLD
FOR PICK-UP

[  ]  Check here if the certificate(s) for the Premier Royalty common shares/warrants, including, if applicable, the Arrangement Warrants, are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

INSTRUCTIONS

1.	Use of Letter of Transmittal

This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Securities and all other documents required by the terms of the Arrangement must be received by the Depositary at its office specified on the back page of this document.

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing the Securities and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at the office specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Shareholders whose Securities are registered in the name of a nominee should contact their stockbrokers, investment dealers, banks, trust companies or other nominees for assistance in depositing their Securities.

2.	Special Registration and Delivery Instructions

The boxes entitled “Special Registration Instructions”, “Special Delivery Instructions” and “Hold For Pick-Up”, as applicable, should be completed if the certificates for the Premier Royalty Inc. common shares, Arrangement Warrants and adjusted Warrants, as applicable, to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature; or (d) held by the Depositary for pick-up. See also Instruction 4 “Guarantee of Signatures” below.

3.	Signatures

This Letter of Transmittal must be completed and signed by the holder of Securities or by such holder’s duly authorized representative (in accordance with Instruction 4 below).

a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) representing the Securities, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) representing the Securities without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) representing the Securities are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Securities or if the Premier Royalty Inc. common shares, Arrangement Warrants and adjusted Warrants, as applicable, are to be issued to a person other than the registered holder(s):

(i)

such deposited certificate(s) representing the Securities must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) representing the Securities and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures” below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Securities or if the Securities being deposited are to be returned to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of holders of Common Shares or Warrants, as applicable, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary.

An “Eligible Institution” means a major Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the Investment Industry Regulation Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for the Securities, additional certificate numbers and the number of Securities represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If the Securities are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted. All depositing holders of Securities by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)

The holder of the Securities covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non- exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(e)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at its office at the address listed on the back page of this document.

7.	Lost Certificates

If a certificate representing the Securities has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

8.	Privacy Notice

Valiant Trust Company is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, valianttrust.com, or by writing us at Suite 310, 606 - 4th Street S.W. Calgary, AB T2P 1T1. Valiant Trust Company will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

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VALIANT TRUST COMPANY

Inquiries:
Toll Free: 1-866-313-1872
E-Mail: inquiries@valianttrust.com

By Mail, Hand, Courier or Registered Mail:

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600-750 Cambie Street
Vancouver, BC V6B 0A2

Attention: Corporate Actions

By Hand or Courier:

Toronto
710, 130 King Street West, P.O. Box 34
Toronto, ON M5X 1A9

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Calgary
310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1

Attention: Corporate Actions